Exhibit 99.1

YY Inc. to Hold 2019 Annual General Meeting on December 20, 2019

Guangzhou, November 15, 2019 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a global social media platform, today announced that it will hold its 2019 annual general meeting of shareholders (the “AGM”) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 20, 2019 at 2 p.m. (Hong Kong time).

The purpose of the AGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “YY Inc.” to “JOYY Inc.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

“This proposed name change represents a significant company milestone and reflects our evolution into a leading global social media platform,” commented Mr. David Xueling Li, Chairman and Chief Executive Officer of YY. “The proposed name ‘JOYY’ stands for ‘Joyful and Youthful,’ as we bring joyful and youthful experience to users around the world, which aligns with our mission to connect people around the world and enrich their lives through video. It also maintains our founding ethos of cheerful, social interaction, as displayed in our group’s Chinese name, Huan Ju, which literally translates into ‘Joyful Gathering.’ Under the proposed name ‘JOYY Inc.,’ we intend to remain committed to maintaining our domestic leadership in live streaming and game broadcasting through YY Live and Huya. Meanwhile, we will focus on operating our international business lines such as Likee, Bigo Live, IMO and Hago, to further cultivate our ecosystem and better serve for the rising demands of video-based products and services for global users.”

The board of directors of the Company has fixed the close of business on November 20, 2019 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank N.A., the depositary of the Company’s ADS program.

The notice of the AGM is available on the Investor Relations section of the Company’s website at http://ir.yy.com.

YY has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”). YY’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting YY Inc. at ir@yy.com or by writing to YY Inc. at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; IMO, a global video communication app, and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact
YY Inc.
Matthew Zhao
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com